 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Tang, Eva G. (Last) (First) (Middle) 1544 Manor Gate Drive (Street) Hacienda Heights, CA 91745-3833 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol American States Water Company 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for (Month/Day/Year 01/28/2003 5. If Amendment, Date of Original (Month/Day/Year) 01/28/2003
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Vice President
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common	07/16/2001		P		0	A	$19.28	70	D
Common	08/27/2001		P		0	A	$19.28	5	D
Common	06/27/2002		P		0	A	$19.28	37	D
Common	VAR		P		9.336	A	$24.23	1446.7693	I	401K

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Options	$20.83							04/30/2001	04/30/2010	Common		$
Stock Options	$20.83							04/30/2002	04/30/2010	Common		$
Stock Options	$20.83							04/30/2003	04/30/2010	Common		$
Stock Options	$23.21							01/01/2002	01/01/2011	Common		$
Stock Options	$23.21							01/01/2003	01/01/2011	Common		$
Stock Options	$23.21							01/01/2004	01/01/2011	Common		$
Stock Options	$23.43							02/03/2003	02/03/2012	Common		$
Stock Options	$23.43							02/03/2004	02/03/2012	Common		$
Stock Options	$23.43							02/03/2005	02/03/2012	Common		$
Stock Options	$23.15			A		2995		12/31/2003	12/31/2013	Common	2995	$23.15	2995	D
Stock Options	$23.15			A		2995		12/31/2004	12/31/2013	Common	2995	$23.15	2995	D
Stock Options	$23.15			A		3085		12/31/2005	12/31/2013	Common	3085	$23.15	3085	D
Explanation of Responses:

Additional Shares due to Stock Split in June of 2002
By:	Date:
/s/ Eva G. Tang	01/23/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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